 Exhibit 99.1

First Mining Advances Exploration and Identifies New Targets at the Birch-Uchi Greenstone Belt Project

VANCOUVER, BC, June 21, 2023 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to report exploration results from the Swain and Sol d'Or properties in the Birch-Uchi Greenstone Belt Project ("BUGB Project" or the "Project") located in northwestern Ontario, Canada, near the Company's Springpole Gold Project (the "Springpole Project").  Results from field and drilling programs on these two properties have identified new gold mineralization in favourable geologic settings with a potential for unlocking new discoveries.  Work completed in 2022 and work planned for 2023 include components of soil geochemistry, prospecting and mapping, airborne geophysics, and diamond drilling programs.

Highlights of the Exploration Advancements:

  Identification of key exploration elements in the Grace Deformation Zone over a structural strike length of 6.5 km
  Discovery of a new gold-in-soil anomaly, including a gold assay of 724 ppb Au, with open opportunity for expansion and infill
  Return of rock grab samples from the Sol d'Or property, including a high-grade sample of 34.7 g/t Au, confirming potential for a high-grade host environment, and additional samples from the Swain property, including one at 9.3 g/t Au
  Completion of a 150-line km airborne geophysical survey with advanced processing and modelling supporting forward targeting
  Identification of six discrete electromagnetic conductive plate models from geophysical modelling favourable for further targeting and resolution advancement
  Drilling of five priority holes at the Swain property validating a geologic setting of favourable host rocks including notable alteration and mineralization, and including drill intersects of up to 0.64 g/t Au over 5.6 m, and 0.34 g/t Au over 14.9 m

"We continue to be encouraged by the results of our initial exploration phases," stated Dan Wilton, CEO of First Mining.  "Building key datasets and evaluating regional host settings in our consolidated district has supported the growth of an important prospectivity pipeline which includes over 80 current targets.  The additional targets and potential mineral discovery in our district-scale Birch-Uchi land package provides tremendous upside to our already robust Springpole Project."

Swain – Sol d'Or Targeting

The Swain and Sol d'Or property areas are located approximately 7 km southwest of First Mining's western-most property boundary at the Springpole Project. Exploration targeting is focused along the northwest-southeast striking Grace Deformation Zone ("GDZ"), and the north-south striking Uchi Deformation Zone ("UDZ"), targeting iron carbonate alteration assemblages, and anomalous arsenic and copper values generated from recent field exercises are planned for immediate follow up. The 2022 field campaign by First Mining returned a high gold-in-soil assay of 724 ppb which is associated with mapped shearing and quartz veining within 300 m of the GDZ, an area that has historically produced numerous exploration targets within the Birch-Uchi Greenstone belt, including the historic Sol d'Or mine operated in the 1930's. Prospecting by First Mining in the vicinity of the historic mine returned grab samples with anomalous gold, including one sample at 34.7 g/t Au, further supporting the targeted areas' gold endowment. Mineralization is associated with increased silica and carbonate-altered mafic to intermediate volcanic units and banded iron formations that are host to brecciated and discrete quartz veining, and sulphides. The dominant sulphide mineralization is fine grained, disseminated pyrite and arsenopyrite, averaging an abundance of 1-5%. Most mineralization found across the property is associated with, or found within, the GDZ.

2022 Swain Diamond Drilling

The 2022 Swain diamond drilling campaign comprised 5 drill holes totalling 1,557 metres and was completed as scout-level drill testing along and proximal to the GDZ, in areas prospective for gold mineralization based on geology, grab sampling, geophysics, and structural architecture (see Figure 1).   Recent and historical field work identifies grab samples at Swain that returned gold grades of 2.93 g/t Au and 1.59g /t Au, indicative of notable gold endowment with an opportunity to advance and vector within a mineralization system over a meaningful strike length. Mineralization potential has been modelled in 3D with a focus on outward growth and vectoring to areas of higher grade and width (see Figure 2).  Select assay results from the Swain drill program are reported below in Table 1, and drill locations are provided in Table 2.

The exploration drilling campaign carried out on the Swain property has been successful in advancing base datasets and target vectoring with exploration validation through the identification of favourable host rock lithologies over zones of meaningful width with increased alteration, veining and mineralization. Results have delineated an area of interest over one kilometre of strike length coincident with the influence of the GDZ structure, which includes drill intercepts of 0.64 g/t Au over 5.6 m, and 0.34 g/t Au over 14.9 m (hole SWL22-001).  Initial work has identified important indicators that support further vectoring down strike of the GDZ where additional target work-ups will focus on anomalous soil geochemical values (including 724 ppb Au) at the Hogwarts target and rock grab sample values including 34.7 g/t Au at the Sol d'Or target.

Figure 1. Plan Map Showing 2022 Drill Locations, Swain Property (CNW Group/First Mining Gold Corp.)

Figure 2: Oblique 3D View of the 2022 Exploration Drilling in the Area of the GDZ (Looking NE) (CNW Group/First Mining Gold Corp.)

Table 1: Assay Highlights from the 2022 Drill Program, Swain Property

Hole ID	From (m)	To (m)	Length (m)	Au Grade (g/t)
SWL22-001	63.46	78.33	14.87	0.34
including	65.68	66.07	0.39	2.51
and	118.86	124.5	5.64	0.64
including	124	124.5	0.5	4.59
SWL22-002	116.1	118.3	2.2	0.69
and	126.3	134.9	8.6	0.26
and	326	329	3	0.23
and	414.7	417	2.3	0.27
SWL22-003	163.97	165.2	1.23	1.18
SWL22-004	208	215.3	7.3	0.09
and	245.65	249.2	3.55	0.27
SWL22-005	16	18.33	2.33	0.15
and	42	43.06	1.06	0.43
and	54	57	3	0.13
and	62	66	4	0.14
and	75	89	14	0.16
and	94	104	10	0.23
*Reported lengths are drilled core lengths, true widths of all intercepts have not yet been determined; all assay values are uncut

Table 2: 2022 Drill Locations, Swain Property

Hole ID	Easting (UTM)	Northing (UTM)	Depth (m)	Azimuth ⁰	Dip ⁰
SWL22-001	529295	5683550	383	180	-45
SWL22-002	529439	5683504	437	150	-50
SWL22-003	529848	5683192	256.2	180	-50
SWL22-004	530253	5683432	305	210	-50
SWL22-005	530243	5683064	176	220	-45
Note: Collar coordinates in UTM NAD 83 z15

2022 Exploration Field Campaign

Soil Survey Program

A soil survey was designed across the properties to infill any soil sampling gaps from historical data across the GDZ and UDZ. A soil grid targeting the GDZ was designed at 300 m line spacing and 100 m station spacing, and a soil grid targeting the UDZ was designed at 200 m line and station spacing. A total of 159 soil samples were collected across the Swain property. This soil survey was successful in delineating new high priority targets for additional follow-up work and testing. This is highlighted by the 724 ppb Au soil sample which was collected at the newly found Hogwarts target. Infill soil sampling and mapping programs have been designed for follow up in 2023. This survey was also successful in further enhancing the understanding of structures across the property from elevated gold pathfinder elements found along the GDZ and UDZ. A total of 26 soil samples reported below detection limits of 5 ppb Au.

Mapping and Prospecting Program

A total of 129 grab samples were collected during the 2022 field campaign across the properties. Highlights from the grab sample results include gold values of 34.7 g/t, 9.3 g/t, 2.9 g/t, and 1.6 g/t (see Table 3). Each highlighted sample was taken from a different target across the properties, demonstrating the potential gold endowment across multiple structures along strike.

  Bullseye Target – sheared mineralized mafic volcanics with chalcopyrite and pyrite grab sample towards the southeast portion of the SDZ returning 9.3 g/t Au; the mineralized structure was mapped in the 2022 field campaigns and strikes continuously for 200 m towards the northeast.
  Snake Target – samples returned gold values including 1.6 g/t and 34.7 g/t, which were collected from sulphide mineralized quartz veining proximal to the historic Sol d'Or areas of development
  Mystical Target – shear-hosted intermediate volcanics returned 2.9 g/t Au in a mapped mineralized structure along the GDZ

Table 3: Significant Grades from 2022 Grab Sampling

Property	Sample ID	Gold Grade (g/t)	Sample Type	Target Area
Sol d'Or	B1055352	34.7	Muck	Snake
Swain	B1055051	9.3	Grab	Bullseye
Swain	B1055032	2.9	Grab	Mystical
Sol d'Or	B1055381	1.6	Muck	Snake

2022 Airborne Geophysics Campaign

In partnership with SkyTEM, a total of 150-line km of airborne magnetics and electromagnetics ("EM") surveying was completed across the Swain & Sol d'Or properties. The survey was successful in confirmation and refinement of major structures and lithologies as well as identifying new key focal points of interest. The magnetics survey well supported high resolution delineation of the GDZ and UDZ structures, and further identifies key stratigraphic units of iron formation and ultramafic intrusive bodies.  These units were then confirmed and supported in interpretation with mapping and soil geochemical data collected in 2022. Additional processing work with Mira Geosciences identified six key EM conductive plates as favourable follow-up targets for advancement in 2023. The EM conductor modelling is highlighted by two plates modelled within the Hogwarts target area. These EM targets will be further enhanced with increased mapping and soil geochemical resolution, followed by a detailed 3D geological model and drill targeting program.

Priority Swain Targets

In 2021, First Mining commenced field campaigns targeting initial field validation and assessment of historical showings. Two of the historical showings returned elevated gold; Swain Lake North, which is characterized as foliation parallel, quartz vein-hosted mineralization, returned 6.6 g/t Au; and Hodgson, characterized as quartz vein and felsic volcanic host units, returned samples with elevated Au over a 30 m long exposure. Multi-element assay results indicate a strong association between gold and arsenic anomalies at the Hodgson target as well as the Bobarris West target, a signature that has been identified further along the GDZ.

The Mystical target is hosted within a sheared intermediate volcanic unit with notable chalcopyrite mineralization, returning a 2.9 g/t Au grab sample with results aligned to prospectivity elements of the exploration model. Additional resolution of the area has been further established in drilling of hole SWL22-002 specifically testing the target further at depth.

The Hogwarts target was discovered through a significant gold-arsenic soil anomaly returned from the 2022 field campaign and was further prioritized through the 2022 airborne geophysics survey and modelling. This is a priority and prospective target for the 2023 field season, with infill mapping and soil sampling further planned to expand the geological potential and scalability of this target while understanding the regional association with known prospective targets like the Sol d'Or mine trend.

The Snake target was discovered through historic Sol d'Or mine development review, which demonstrated the potential for increased gold grades within areas of the favourable targets trend.  The 2023 field season will focus on advancing the structural controls of the vein system along the Sol d'Or trend, attempting to unlock the understanding of higher-grade settings.

2023 Swain Target Outlook

For 2023, field campaigns on the Swain and Sol d'Or property areas will focus on follow-up and infill sampling, with additional detailed mapping to be focused on deformation zones and projections for the extension of alteration halos, structure and mineralization. Findings will further support integrated exploration models followed by proposed drilling campaigns in the fall of 2023.

Birch-Uchi Greenstone Belt Project

The Birch-Uchi Greenstone Belt Project represents regional scale exploration opportunities that have been consolidated by First Mining surrounding the Springpole Project. This land tenure coupled with the Springpole Project, also located in the Birch-Uchi Greenstone Belt, consists of >70,000 hectares and presents a strong opportunity for new discoveries in an area that is historically underexplored and has only seen a fraction of the exploration work that has been done in the neighbouring Red Lake and Pickle Lake greenstone belts that have been subject to earlier consolidation and discovery cycles.

First Mining has initiated district-scale screening of the Birch-Uchi Project area through a multi-phase commitment to explore and enhance mineral potential within the region.

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Samples from the 2022 exploration programs were sent to Activation Laboratories located in Thunder Bay, Ontario where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish, and multi-element analysis (including silver) by inductively coupled plasma (ICP) method with an aqua regia digest for soil samples or four acid digest for core and grab samples. Activation Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meet assay requirements outlined for NI 43-101.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects, and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet, Pitt Gold, Duquesne and Porcupine East Gold Project in Quebec, a collection of advanced-stage development assets located on the Destor-Porcupine Fault Zone in the prolific Abitibi region.  First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Auteco Minerals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 21-JUN-23